SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BBX Capital, Inc.

(Name of Subject Company (Issuer))

BBX Capital, Inc.

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01 (including associated preferred share purchase rights)

(Title of Class of Securities)

073319 105

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman

BBX Capital, Inc.

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$27,000,000	$2,946

(1)

For purposes of calculating the filing fee only, this amount is based on the offer to purchase 4,000,000 shares of Class A Common Stock of BBX Capital, Inc. (together with the associated preferred share purchase rights) at a purchase price of $6.75 per share.

(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals $109.10 per $1,000,000 of the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,946	Filing Party: BBX Capital, Inc.
Form or Registration No.: 005-91751	Date Filed: May 25, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 25, 2021 by BBX Capital, Inc., a Florida corporation (the “Company”), with respect to its offer to purchase up to 4,000,000 shares of its Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “Shares”), at a price of $6.75 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated May 25, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement the Items of the Schedule TO and the Offer to Purchase, in each case, as specifically set forth herein. The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1, 4, 7 and 11

The Offer to Purchase and Items 1, 4, 7 and 11 of the Schedule TO, to the extent such Items incorporate by reference the sections of the Offer to Purchase referenced below, are hereby amended and supplemented as follows:

Timing of Reporting of Final Results of Tender Offer and Commencement of Payment for Shares

The Company expects to announce the final results of the Offer and begin paying for tendered shares within four business days after the Expiration Time, rather than at least five business days after the Expiration Time as initially set forth in the Offer to Purchase. Accordingly, the Offer to Purchase is hereby amended and supplemented as follows:

(1) The second sentence in the response to the question captioned “When will the Company pay for the shares I tender?” in the “Summary Term Sheet” and the second sentence of the fifth paragraph of Section 5 of the Offer to Purchase (“The Tender Offer—Purchase of Shares and Payment of Purchase Price”) are each hereby deleted and replaced with the following:

“We expect to announce the final results of any proration and begin paying for tendered shares within four business days after the Expiration Time.”

(2) The second sentence of the fourth paragraph of the “Proration” subsection of Section 1 of the Offer to Purchase (“The Tender Offer—Terms of the Tender Offer; Number of Shares; Proration”) is hereby deleted and replaced with the following:

“The final results of the Offer will be announced following the final determination of the number of shares property tendered and not properly withdrawn. We expect to announce the final proration factor and commence payment for any shares purchased pursuant to the Offer within four business days after the Expiration Time.”

Incorporation by Reference of Current Report on Form 8-K filed on June 7, 2021

On June 7, 2021, the Company filed a Current Report on Form 8-K relating to the sale by the Altis Promenade joint venture of Altis Promenade, its 338-unit multifamily apartment community located in Lutz, Florida, and disclosing that the Altis Grand at The Preserve joint venture had entered into a contract to sell its 350-unit multifamily apartment community located in Odessa, Florida. Accordingly, the Company is amending Section 9 of the Offer to Purchase (“The Tender Offer- Certain Information Concerning the Company”) to expressly incorporate by reference the Company’s Current Report on Form 8-K filed on June 7, 2021 by adding the following sentence after the list of SEC filings set forth in the “Incorporation by Reference” subsection thereof:

“In addition, we incorporate by reference our Current Report on Form 8-K filed with the SEC on June 7, 2021.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2021

BBX CAPITAL, INC.

By:	/s/ Brett Sheppard
Name: Brett Sheppard
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 25, 2021*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on May 24, 2021)

(b)	None

(d)(1)	Rights Agreement dated as of September 25, 2020 by and between the Company and American Stock Transfer and Trust Company, LLC as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2020)

(d)(2)	BBX Capital, Inc. 2021 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2021)

(d)(3)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(4)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(5)	Employment Agreement between the Company and Jarett S. Levan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(6)	Employment Agreement between the Company and Seth M. Wise (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(d)(7)	Employment Agreement between the Company and Brett Sheppard (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2021)

(g)	None

(h)	None

*	Previously Filed

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